FRAN STOLLER
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

April 25, 2011

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-173457

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (No. 333-173457) (the “Registration Statement”).

Amendment No. 1 is being filed to respond to the comment set forth in the Staff’s letter dated April 20, 2011 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1 , we have restated and responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

Comment Number	Response

Incorporation of Certain Documents by Reference, page 11

1.	Please amend your registration statement to incorporate by reference the current reports on Form 8-K that you filed on Febraury 4, 2011 and March 16, 2011.

The disclosure under the heading “Incorporation of Certain Documents by Reference” on page 11 of Amendment No. 1 has been expanded to incorporate by reference the current reports on Form 8-K that the Company filed on February 4, 2011 and March 16, 2011.

Jeffrey P. Riedler

April 25, 2011

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Michael Kistler at (212) 407-4826.

Sincerely,

/s/ Fran Stoller

Fran Stoller
Partner